Consolidated Financial Statements of

CANARC  RESOURCE  CORP.

(expressed in thousands of United States dollars)

Years ended December 31, 2006, 2005 and 2004

SHAREHOLDER UPDATE

Review of 2006 and Outlook for 2007

Bradford Cooke, Chairman and CEO of Canarc Resource Corp., is pleased to provide the following review of 2006 and the outlook for 2007.

2006 in Review

Gold posted another solid year of gains in 2006, closing at US$638 per oz, up 23% on the year, and peaking at US$722 per oz in April.  Given the strong fundamentals (rising investment demand and tightening mine supply) and the weakening US dollar last year, gold remained in a firm uptrend typical of the five year-old secular bull market.

Junior gold stocks followed gold higher in Q1, 2006, then fell with the now familiar late spring sell-off, but they closed generally higher at year-end.  Canarc’s share price rose 55% to test the CA $0.90 mark in April and again in November and closed at CA$0.78, up 35% on the year.

Last year, Canarc set out a new, three-pronged growth strategy to more aggressively create shareholder value. The primary goal was the advancement of its core asset, the New Polaris gold project in north-western B.C. through a major infill drilling program.

The New Polaris infill drilling program was expanded late last summer and yet was still successfully completed by year-end and only 5% over-budget.  Approximately US$4.8 million was invested at New Polaris, mainly on drilling 24,394 m (80,033 ft) of core in 69 holes along the C vein system down to vertical depths of 577 m (1890 ft) below surface but also on fuel purchase and mobilization to the mine-site and related environmental, metallurgical and engineering studies.

Drill results established excellent continuity of the high grade gold mineralization, including the discovery of the first-ever occurrence of visible gold at New Polaris along the deep south-west margin of the drill grid, and the intersection of the widest veins yet at New Polaris along the deep north-east edge of the drill grid.  In fact, six of the best ten gold intercepts ever drilled at New Polaris were completed in 2006.

Canarc also accomplished its second goal for 2006 of completing more exploration work at the Benzdorp gold project in Suriname in order to better define prospect areas for drilling.  The Benzdorp project did experience some delays, first in obtaining Suriname government permits to complete the airborne geophysical survey and second, in receiving the sample assays from the assay lab for the soil geochemical program.  However, all field work and assaying at Benzdorp were successfully completed by year-end.

The third goal of acquiring at least one new property is still a work in progress.  Management reviewed several attractive gold projects in Mexico and elsewhere last year.

In addition to the New Polaris project, Canarc saw significant progress on its three other gold properties, as well as accomplishing several corporate objectives.  Some of the highlights in 2006 were as follows:

January

Jack McClintock, ex-global exploration manager for BHP Billiton, appointed President

February

Bellavista gold mine in Costa Rica reached commercial production

March

CA$3.5 million financing closed for New Polaris

April

Affiliate Aztec Metals raised CA$1.1 million in financing for poly-metallic projects

May

Sara Kreek gold project transferred for US$400,000 plus US$50,000 per year royalty

June

Initial drill results from New Polaris very positive, including 22.4 gpt over 4.8 m

July

Continued solid drill results from New Polaris, including 15.3 gpt over 5.5 m

August

Large airborne geophysical survey completed at Benzdorp, Suriname

September

First ever occurrence of visible gold at New Polaris returned 44.7 gpt over 6.2 m

October

CA$4.0 million financing closed for New Polaris and Benzdorp

November

Affiliate Aztec Metals acquired three polymetallic exploration projects in Mexico

December

Extensive soil geochemical survey completed at Benzdorp

Outlook for 2007

This year, Canarc plans to pick up the pace of project acquisitions, exploration and development even further as management pursues its three-pronged growth strategy to create a diversified mid-tier gold producer.  With the secular bull market for gold still in place, Canarc’s new focus should help to create substantial value for shareholders in 2007.

An updated, NI 43-101 resource estimate for the New Polaris gold project was released in February 2007, and the conceptual mine plan and initial economic assessment should be completed in Q2, 2007.  Subject to positive results, Canarc plans a major feasibility program of environmental studies, dewatering the old mine workings which is currently in progress, slashing out and developing a new drift from the 600 level over to the C vein, ramping down in the footwall to the 1050 level, cross cutting over to the vein every 25 metres from the ramp, and trial mining of a bulk sample.

The objectives of this work program will be to convert resources to proven and probable reserves around the new drift, estimate future mining costs, and complete metallurgical testing to finalize the process flow-sheet.  This would allow Canarc to pursue a feasibility study, government permitting and project financing in 2008 in anticipation of mine construction in 2009.

In addition to the New Polaris gold mine project, Canarc plans to pursue financing or a partner for the Benzdorp gold exploration project in 2007 in order to advance the project through the next phase of drilling.  Other substantial property transactions are currently under consideration for 2007, with a view to accelerating Canarc’s status as a diversified gold explorer, developer and producer.

James Moors, B.Sc., P.Geo, Vice President, Exploration, is the Qualified Person supervising the 2006 drill program on the New Polaris property.

CANARC RESOURCE CORP.

Per:

/s/     Bradford J. Cooke

Bradford J. Cooke

March 16, 2007

Chairman and C.E.O.

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Canarc Resource Corp. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

KPMG  LLP     (signed)

Chartered Accountants

Vancouver, Canada

March 16, 2007, except as to Note 4(d) which is as of March 20, 2007.

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

	December 31,	December 31,
	2006	2005

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$ 2,267	$ 489
Marketable securities (Note 3)	522	899
Receivables and prepaids	105	48
Receivable from disposition of subsidiary - current portion (Note 4(c)(i))	50	-
	2,944	1,436
NONCURRENT ASSETS
Mineral properties (Note 4)	15,224	9,658
Equipment (Note 5)	7	10
Receivable from disposition of subsidiary - long-term portion (Note 4(c)(i))	200	-
Long-term investment (Note 6)	72	78
	15,503	9,746
	$ 18,447	$ 11,182

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 235	$ 235

SHAREHOLDERS' EQUITY
Share capital (Note 7(a))	55,629	49,150
Contributed surplus (Note 7(b))	1,855	1,502
Deficit	(39,272)	(39,705)
	18,212	10,947
	$ 18,447	$ 11,182

Nature of operations (Note 1)
Commitments and contingencies (Note 4)
Subsequent events (Notes 4(d) and 7(c))

Refer to the accompanying notes to the consolidated financial statements.

Approved by the Directors:

/s/

Bradford Cooke

/s/

Leonard Harris

Director

Director

CANARC  RESOURCE  CORP.

Consolidated Statements of Operations and Deficit

(expressed in thousands of United States dollars, except per share amounts)

	Years ended December 31,
	2006	2005	2004

Expenses:
Amortization	$ 3	$ 4	$ 5
Corporate development	294	8	16
Employee and director remuneration (Note 8)	429	137	201
Foreign exchange gain	(14)	(40)	(42)
General and administrative	337	317	336
Shareholder relations	307	113	153
Share appreciation rights	-	3	-
Stock-based compensation (Note 7(c))	454	432	639
Travel	-	7	63

Loss before the undernoted	(1,810)	(981)	(1,371)

Equity loss from investment in affiliated company	(6)	(3)	-
Gain on disposition of marketable securities	1,598	1,225	667
Gain on dilution from long term investment (Note 6)	-	621	-
Gain from disposition of subsidiary (Note 4(c)(i))	600	-	-
Investment and other income	81	2	13
Non-controlling interest	-	22	37
Write-down of marketable securities	(30)	(2)	(4)
Write-down of mineral properties	-	(170)	(3,143)
Write-off of debt due from affiliated company (Note 6)	-	(542)	-
Write-off of equipment	-	-	(212)

Income (loss) before income tax	433	172	(4,013)

Future income tax recovery (Note 7(a)(i))	-	143	-

Income (loss) for the year	433	315	(4,013)

Deficit, beginning of the year	(39,705)	(40,020)	(36,007)

Deficit, end of the year	$ (39,272)	$ (39,705)	$ (40,020)

Basic and diluted earnings (loss) per share	$ 0.01	$ 0.01	$ (0.07)

Weighted average number of shares outstanding	63,462,293	58,518,229	55,956,982

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	2006	2005	2004

Cash provided from (used for):

Operations:
Income (loss) for the year	$ 433	$ 315	$ (4,013)
Items not involving cash:
Amortization	3	4	5
Equity loss from investment in affiliated company	6	3	-
Gain on disposition of marketable securities	(1,598)	(1,225)	(667)
Gain on dilution from long term investment	-	(621)	-
Gain on disposition of subsidiary (Note 4(c)(i))	(600)	-	-
Future income tax recovery	-	(143)	-
Non-controlling interest	-	-	(37)
Share appreciation rights	-	3	-
Stock-based compensation	454	432	639
Unrealized currency translation gain	(9)	(29)	(66)
Write-down of marketable securities	30	2	4
Write-down of mineral properties	-	170	3,143
Write-off of debt due from affiliated company (Note 6)	-	542	-
Write-off of equipment	-	-	212
	(1,281)	(547)	(780)
Changes in non-cash working capital items:
Receivables and prepaids	(57)	67	(79)
Due to/from related parties	-	(118)	149
Accounts payable and accrued liabilities	-	(35)	(65)
	(1,338)	(633)	(775)

Financing:
Issuance of common shares	6,378	38	1,253

Investing:
Proceeds from disposal of marketable securities	2,452	2,009	1,245
Proceeds from disposition of subsidiary	450	-	-
Acquisition of marketable securities	(498)	(789)	(1,190)
Mineral properties, net of recoveries	(5,666)	(851)	(1,720)
	(3,262)	369	(1,665)

Increase (decrease) in cash and cash equivalents	1,778	(226)	(1,187)
Cash and cash equivalents, beginning of year	489	715	1,902

Cash and cash equivalents, end of year	$ 2,267	$ 489	$ 715

Supplemental disclosure with respect to cash flows (Note 11).

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.

Nature of Operations

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia, is in the mineral exploration business and has not yet determined whether its mineral properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties (Notes 4(e) and 4(f)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $39,272,000 at December 31, 2006.  Furthermore, the Company has working capital of $2,709,000 as at December 31, 2006, which is not sufficient to achieve the Company’s planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on the continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned except for:

-

Sara Kreek Resource Corporation N.V. (“Sara Kreek Resource”), in which the Company previously held an 80% interest but was disposed in April 2006;

-

Aztec Metals Corp. (“Aztec”), in which the Company held a 63% interest as at December 31, 2004 and diluted its interest to 27% as at December 31, 2005 when its investment was accounted using the equity method (Note 6) and further diluted its interest to 19% on March 31, 2006 after which its investment was accounted using the cost method;

-

Carib Industries Ltd., in which the Company holds a 78.5% interest;  and

-

its 40% owned investee, Benzdorp Gold N.V., which is proportionately consolidated.

All significant intercompany transactions and balances have been eliminated.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash and short-term liquid investments having terms to maturity when acquired of three months or less.  Short-term investments having terms to maturity when acquired of greater than three months and less than one year are included in marketable securities.

Canarc Resource Corp	Page 7

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(c)

Marketable securities:

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation.  Share investments are carried at the lower of cost and quoted market value at the reporting date.  Short-term deposits and other short-term investments are carried at the lower of cost plus accrued interest and quoted market value.

(d)

Mineral properties:

All costs related to investments in mineral properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and are not intended to reflect present or future values.

(e)

Equipment:

Equipment is recorded at cost and, for that equipment subject to amortization, the Company uses the declining balance method at rates varying from 20% to 30% annually.  Amortization on equipment used directly on exploration projects is included in mineral properties.

(f)

Long-term investment:

Investment in shares of an affiliated company in which the Company’s ownership is greater than 20% but no more than 50% is, where significant influence is present, accounted for by the equity method.  Investment in shares in which the Company’s ownership is less than 20%, where significant influence does not exist, is accounted for by the cost method.

(g)

Stock-based compensation plan:

The Company has a share option plan which is described in Note 7(c).  The Company records all stock-based payments using the fair value method.  Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period.  The offset is credited to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

Canarc Resource Corp	Page 8

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(h)

Asset retirement obligations:

Any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, are recognized if a reasonable estimate of fair value can be made.  These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset.  In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows.  The capitalized asset retirement cost is amortized to operations over the life of the asset.  No liability has been recorded as the Company is in the exploration and/or pre-feasibility stage for its properties and the fair value of the liability cannot be reasonably estimated at this stage.

(i)

Income taxes:

The Company follows the asset and liability method for accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.  The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(j)

Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the year.  For all years presented, earnings (loss) available to common shareholders equals the reported earnings (loss).  The Company uses the treasury stock method for calculating diluted earnings per share.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.  In the Company’s case, diluted earnings (loss) per share presented is the same as basic earnings (loss) per share as the effect of outstanding options and warrants in the earnings (loss) per share calculation would be anti-dilutive.

(k)

Foreign currency translation:

The Company uses the United States dollar as its reporting currency, and accounts denominated in currencies other than the United States dollar have been translated as follows:

•

Revenue and expense items at the rate of exchange in effect on the transaction date;

•

Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date;  and

•

Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

Canarc Resource Corp	Page 9

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(l)

Flow-through shares:

A provision at the date of the actual renunciation is recognized by a reduction in the amount included in share capital relating to the flow-through shares for the future income taxes related to the deductions foregone by the Company.

(m)

Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to impairment of mineral properties, determination of reclamation obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation.  Actual results could differ from those estimates.

(n)

Fair value of financial instruments:

The fair values of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity.  The fair value of marketable securities is disclosed in Note 3.

(o)

Variable interest entities:

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis.  AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”).  An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.  The adoption of this new standard had no effect on the consolidated financial statements as the Company does not have any VIE’s.

(p)

Comparative figures:

Certain of the prior years’ comparative figures have been reclassified to conform to the presentation adopted in the current year.

Canarc Resource Corp	Page 10

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.

Marketable Securities

	2006	2005

Investment in shares of companies, at cost	$ 497	$ 893
Unrealized foreign exchange gains (cumulative write-downs)	25	6
	$ 522	$ 899

The quoted market value of shares of companies is $1,359,000 at December 31, 2006 (2005 - $2,470,000).

Investment in shares of companies includes shares of Endeavour Silver Corp. (“Endeavour”), a company which has certain directors in common with the Company.  At December 31, 2006, these shares had a cost of $367,000 (2005 - $850,000), a carrying value of $367,000 (2005 - $850,000) and a quoted market value of $1,156,000 (2005 - $2,374,000).  In 2005, the Company exercised 250,000 warrants of Endeavour with an exercise price of CAD$0.35 and an expiry date of October 6, 2005, and also exercised 200,000 warrants with an exercise price of CAD$2.00 and an expiry date of October 22, 2005.  Endeavour’s shares closed at CAD$4.53 at the end of fiscal 2006.

4.

Mineral Properties

		2006			2005
	Acquisition	Exploration/		Acquisition	Exploration/
	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris (Note 4(a)(i))	$ 3,605	$ 6,077	$ 9,682	$ 3,605	$ 1,229	$ 4,834

Suriname:
Sara Kreek (Note 4(c)(i))	-	-	-	100	-	100
Benzdorp (Note 4(c)(ii))	301	5,241	5,542	301	4,423	4,724

	$ 3,906	$ 11,318	$ 15,224	$ 4,006	$ 5,652	$ 9,658

Canarc Resource Corp	Page 11

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(a)

British Columbia:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  Acquisition costs at December 31, 2006 and 2005 include a reclamation bond for CAD$249,000.

(ii)

Eskay Creek:

The Company owns a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation (“Barrick”).  The property is subject to a 2% net smelter return in favour of a related company.  In 2005, the Company elected to write-off the associated property costs.

(b)

Bellavista, Costa Rica:

The Company holds a net profit interest in the Bellavista property, which is located near San Jose, Costa Rica.  A property agreement giving Glencairn Gold Corporation (“Glencairn”) the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences.  The pre-production payments for the years ended December 31, 2003 and 2002 were made by the previous property holder, Wheaton River Minerals Inc. (“Wheaton”), for cash of $58,875 and the issuance of 529,000 common shares of Wheaton.  Glencairn paid the Company $120,546 in fiscal 2005.  In December 2005, Glencairn declared commercial production in its Bellavista mine.

The Company has a net profit interest in Bellavista in which the Company is entitled to 5.67% of the net profits during the first payback period, as defined, then increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter, once commercial production commences.  Thirty-five percent of this net profit interest will reduce the net profit interest to be received from Glencairn until $317,741 in advance royalty payments are repaid.

Canarc Resource Corp	Page 12

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(c)

Suriname:

(i)

Sara Kreek:

As at December 31, 2005, the Company held 80% of the shares of Sara Kreek Resource, the company that holds the Sara Kreek concession.  The Company was to issue an additional 200,000 shares to the vendor, Suriname Wylap Development N.V., (“Wylap Development”) upon completing a feasibility study and commencing commercial production of the underground deposits.  In fiscal 2004, the property was written down by $3,184,000 to a nominal $100,000 in accordance with Canadian generally accepted accounting principles.  A loan to Wylap Development that was included in acquisition costs, with a principal balance of $400,000 plus accrued interest remained outstanding as at December 31, 2005.

On April 15, 2006, the Company entered into a Settlement and Termination Agreement with Wylap Development to transfer its interest in Sara Kreek Resource to Wylap Development.  The Company received a cash payment of $400,000 and receive the greater of $50,000 per year, payable semi-annually, or 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011, in settlement of all claims, loans and advances owed to the Company, of which $50,000 was received in 2006.

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four-year period.  In August 2002, the Company and Grassalco amended the option agreement.  Cash payments prior to commercial production were reduced to $300,000 with the balance of $450,000 to be paid on or before 30 days after the commencement of commercial production, and exploration expenditures of $5 million were to be incurred by April 2005.  In April 2005 a further amendment to the option agreement was made which extended the date, by which the property expenditures had to be completed, to December 6, 2005, subject to a payment of $40,000 which was made by the Company in April 2005.  By December 6, 2005, the Company incurred property expenditures in excess of $5 million.

Pursuant to the amended option agreement, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  For the years 2006 to 2008, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000 payable on or before 30 days after the commencement of commercial production.  These additional cash payments will be treated as advance payments against Grassalco’s shareholder ownership interest and will be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits.  As at December 31, 2006, the Company did not complete a feasibility study.

Canarc Resource Corp	Page 13

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(c)

Suriname:     (continued)

(ii)

Benzdorp:     (continued)

The Company has earned a 40% interest in the Benzdorp property, and expects to exercise its right to increase its interest by making additional option payments (Note 4(e)).  During fiscal 2004, Grassalco transferred the Benzdorp concessions to an incorporated company in which the Company owns 40% and Grassalco owns 60%.

The exploration concessions for the Benzdorp property are due to expire in July 2007.  An extension is available at the discretion of the Suriname Minister of Mines.

(d)

Mexico:

(i)

Providencia and San Felix:

In March 2007, the Company entered into an option agreement to acquire a 100% interest in the Providencia and San Felix gold/silver properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The vendors will retain a 2 ½ % net smelter return royalty (“NSR”), and the Company has the right to reduce the royalty to 1 ½ % at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of the Company at the five day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.

(ii)

Los Arrastres:

In March 2007, the Company entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making $2.5 million in cash payments and spending $2 million on exploration over a 3 year period.  The vendor will retain a 2% NSR and the Company has the right to reduce the NSR to 1% by paying $1 million at any time.

Canarc Resource Corp	Page 14

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(e)

Expenditure options:

As at December 31, 2006, to maintain the Company’s interest and to fully exercise the options under various property agreements covering its properties, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance
	Royalty Payments	Shares

Benzdorp (Note 4(c)(ii)):
On commercial production (i)	$ 450	-

New Polaris (Note 4(a)(i)):
Net profit interest reduction or buydown	-	150,000

	$ 450	150,000

(i)

Paid on or before 30 days after the commencement of commercial production.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

(f)

Mineral properties contingencies:

The Company has diligently investigated rights of ownership of all of its mineral properties/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

5.

Equipment

		2006			2005
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Office equipment	$ 140	$ 133	$ 7	$ 140	$ 130	$ 10

Canarc Resource Corp	Page 15

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Long-Term Investment

In 2005, the Company agreed to settle debts of CAD$100,000 owed by Aztec by the issuance of 1,000,000 units of Aztec at a deemed price of CAD$0.10 per unit.  Each unit was comprised of one common share and one-half of a share purchase warrant with each whole warrant exercisable to acquire one common share at an exercise price of CAD$0.12 until November 25, 2006 which was extended to May 28, 2007.  The remaining debt of $542,051 owed by Aztec was written off.

In 2005, the Company’s interest in Aztec was diluted from 63% to 27% due to a private placement which Aztec closed in November 2005, and in which the Company did not participate, and at which time the Company recognized a dilution gain of $621,390.  Prior to the dilution, the Company consolidated its financial statements with Aztec whereas subsequent to the dilution the Company’s investment in Aztec was accounted for using the equity method.

In 2006, the Company’s interest in Aztec was further diluted to 19% due to a private placement which Aztec closed in March 2006, in which the Company’s investment in Aztec was thereafter accounted for using the cost method.

7.

Share Capital

(a)

Authorized and issued:

In 2005, the Company increased its authorized share capital from 100,000,000 common shares without par value to unlimited common shares without par value.

The Company’s issued share capital is as follows:

	Number of Shares	Amount

Balance at December 31, 2003	53,058,448	$ 47,906
Issued:
Private placements (Note 7(a)(i))	810,000	372
Exercise of warrants (Note 7(d))	4,090,000	786
Exercise of options (Note 7(c))	360,000	170
Balance at December 31, 2004	58,318,448	49,234
Issued:
Exercise of options (Note 7(c))	220,000	56
Exercise of share appreciation rights	6,667	3
Provision for flow-through shares (Note 7(a)(i))	-	(143)
Balance at December 31, 2005	58,545,115	49,150
Issued:
Private placements (Note 7(a)(ii))	9,380,361	6,201
Exercise of options (Note 7(c))	545,000	278
Balance at December 31, 2006	68,470,476	$ 55,629

Canarc Resource Corp	Page 16

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(a)

Authorized and issued:     (continued)

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date, except in the case of common shares issued on exercise of stock options and share appreciation rights under the Company’s stock option plan, which include the fair value of related options or rights previously allocated to contributed surplus.

(i)

In October 2004, the Company closed a private placement for 750,000 flow-through common shares at CAD$0.65 per share for total proceeds of CAD$487,500, which were expended in 2004.  A finder’s fee of 60,000 non-flow-through common shares was issued and has been shown on a net basis in share capital.

In February 2005, the Company renounced CAD$487,500 in exploration expenditures from the proceeds of this flow-through private placement, resulting in an income tax recovery of $143,321.

(ii)

In March 2006, the Company closed brokered and non-brokered private placements.  The brokered private placement with Dundee Securities Corporation (the “Agent”) was for 3,850,000 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$3,157,000.  Agent’s fees of CAD$189,420 were comprised of CAD$123,123 in cash and CAD$66,297 in non-flow-through common shares, totalling 80,850 shares, with a deemed price of CAD$0.82 per share.  The Agent also received a compensation warrant exercisable for 231,000 non-flow-through common shares at an exercise price of CAD$0.82 and with an expiry date of March 17, 2007 and a fair value of CAD$43,890 which have been recorded in share capital on a net basis.

The non-brokered private placement was for 449,511 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$368,599.  Finders’ fees totalling CAD$20,316 were paid.

In October 2006, the Company closed two non-brokered private placements.  The flow-through private placement was for 4,300,000 units at CAD$0.82 per unit for gross proceeds of CAD$3,526,000.  Each unit was comprised of one flow-through common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$1.25 until October 18, 2007.  Finders’ fees comprised of CAD$208,196 in cash and 247,800 warrants were issued;  each warrant is exercisable to acquire one non-flow through common share at CAD$0.82 until October 18, 2007 and a fair value of CAD$44,604 which have been recorded in share capital on a net basis.

The non-flow through private placement was for 700,000 non-flow through units at CAD$0.75 per unit for gross proceeds of CAD$525,000.  Each unit was comprised of one non-flow through common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at an exercise price of CAD$0.95 until October 18, 2007.  A finder’s fee of CAD$5,850 was paid.

Canarc Resource Corp	Page 17

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(b)

Contributed surplus:

Balance at December 31, 2004	$ 1,088
Changes during the year:
Exercise of options	(18)
Fair value of stock options recognized	432
Balance at December 31, 2005	1,502
Changes during the year:
Exercise of options	(101)
Fair value of stock options recognized	454
Balance at December 31, 2006	$ 1,855

(c)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 18,374,095 common shares, of which options for 7,929,000 common shares are outstanding as at December 31, 2006.  The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.  At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

The continuity of stock options for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006		2005		2004
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding, beginning of year	6,984,000	$0.50	5,649,000	$0.57	4,509,000	$0.47
Granted	1,490,000	$0.69	2,395,000	$0.36	1,500,000	$0.82
Exercised	(545,000)	$0.37	(220,000)	$0.19	(360,000)	$0.34
Converted to stock appreciation
rights on exercise	-	-	(20,000)	$0.34	-	-
Expired	-	-	(820,000)	$0.70	-	-
Outstanding, end of year	7,929,000	$0.54	6,984,000	$0.50	5,649,000	$0.57

Exercise price range (CAD$)	$0.17 - $1.00		$0.17 - $1.00		$0.17 - $1.05

Canarc Resource Corp	Page 18

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(c)

Stock option plan:     (continued)

The following table summarizes information about stock options outstanding at December 31, 2006:

		Options Outstanding and Exercisable
		Weighted	Weighted
	Number	Average	Average
Price	Outstanding and	Remaining	Exercise
Intervals	Exercisable at	Contractual Life	Prices
(CAD$)	December 31, 2006	(Number of Years)	(CAD$)

$0.01 - $0.24	8E+004	4.00E-002	$0.17
$0.25 - $0.49	3,074,000	3.3	$0.33
$0.50 - $0.74	4,029,500	2.5	$0.64
$0.75 - $0.99	205,500	0.7	$0.87
$1.00 - $1.24	540,000	2.2	$1.00
	7,929,000	2.7	$0.54

At December 31, 2006, 7,929,000 options are exercisable and expire at various dates from January 16, 2007 to June 29, 2011, with a weighted average remaining life of 2.7 years.  During the year ended December 31, 2006, the Company recognized stock-based compensation of $454,177 (2005 - $432,424 and 2004 - $638,808) based on the fair value of options granted on or after January 1, 2004 that were earned by the provision of services during the year.

Subsequent to the 2006 year end, stock options for 80,000 shares were exercised, and stock options for 310,000 shares were cancelled for the exercise of share appreciation rights.  Also, stock options for 325,000 shares were granted.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

The fair value of stock options granted and the assumptions used to calculate compensation expense are estimated using the Black-Scholes Option Pricing Model as follows:

	2006	2005	2004

Fair value of options granted during the year	$0.30	$0.18	$0.43

Risk-free interest rate	3.32%	2.25%	2.90%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	66%	87%	94%
Expected option life in years	4	4	4

Canarc Resource Corp	Page 19

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(d)

Warrants:

At December 31, 2006, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2005	Issued	Exercised	Expired	December 31, 2006

$0.82	March 17, 2007	-	231,000	-	-	231,000
$1.25	October 18, 2007	-	2,150,000	-	-	2,150,000
$0.82	October 18, 2007	-	247,800	-	-	247,800
$0.95	October 18, 2007	-	350,000	-	-	350,000

		-	2,978,800	-	-	2,978,800

At December 31, 2005, the Company had no outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2004	Issued	Exercised	Expired	December 31, 2005

$0.63	February 4, 2005	625,000	-	-	(625,000)	-
$1.25	November 13, 2005	133,750	-	-	(133,750)	-
$1.10	November 13, 2005	1,540,000	-	-	(1,540,000)	-
$1.25	December 30, 2005	50,000	-	-	(50,000)	-

		2,348,750	-	-	(2,348,750)	-

At December 31, 2004, the Company had outstanding warrants to purchase an aggregate 2,348,750 common shares as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2003	Issued	Exercised	Expired	December 31, 2004

$0.20	May 17, 2004	3,000,000	-	(3,000,000)	-	-
$0.21	April 8, 2004	465,000	-	(465,000)	-	-
$0.50	September 10, 2004	625,000	-	(625,000)	-	-
$0.63	February 4, 2005	625,000	-	-	-	625,000
$1.25	November 13, 2005	133,750	-	-	-	133,750
$1.10	November 13, 2005	1,540,000	-	-	-	1,540,000
$1.25	December 30, 2005	50,000	-	-	-	50,000

		6,438,750	-	(4,090,000)	-	2,348,750

Canarc Resource Corp	Page 20

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(e)

Shares reserved for issuance:

Number of Shares

Outstanding, December 31, 2006	68,470,476
Property agreements (Note 4(d))	150,000
Stock options (Note 7(c))	7,929,000
Warrants (Note 7(d))	2,978,800

Fully diluted, December 31, 2006	79,528,276

(f)

Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”), that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expire on April 30, 2015.

8.

Related Party Transactions

General and administrative costs during 2006 include CAD$38,000 (2005 - CAD$Nil and 2004 – CAD$Nil) of consulting fees charged by a company controlled by a director of the Company, and CAD$99,208 (2005 - CAD$59,385 and 2004 - CAD$86,438) of salaries paid to a director.  A law firm in which a senior officer is a partner charged fees totalling CAD$159,594 in 2006 (2005 – CAD$65,496 and 2004 – CAD$66,197).  Also, in fiscal 2006, the Company paid a total of CAD$40,000 (2005 - CAD$40,000 and 2004 - CAD$34,500) to all directors in their capacity as Directors of the Company.

In April 2004, the Company participated in a private placement for 400,000 units of Endeavour at CAD$1.60 per unit.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant entitled the Company to acquire one common share at an exercise price of CAD$2.00 until October 22, 2005.  The Company exercised these warrants in 2005 (Note 3).

Canarc Resource Corp	Page 21

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.

Related Party Transactions     (continued)

In November 2003, the Company participated in a private placement for 500,000 units of Endeavour at CAD$0.30 per unit.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant entitled the Company to acquire one common share at CAD$0.35 until October 6, 2005.  The Company exercised these warrants in 2005 (Note 3).

Details of transactions with Aztec are provided in Note 6.

9.

Segment Disclosures

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain mineral properties as disclosed in Note 4.

10.

Income Taxes

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2006	2005	2004

Canadian statutory tax rates	36.12%	37.12%	38.62%

Income tax benefit (expense)	$ (292)	$ (64)	$ 1,541
Permanent differences	26	350	(241)
Temporary differences	12	(77)	(1,936)
Change in valuation allowance	(140)	-	-
Exchange rate fluctuation	(253)	-	636
Resource and asset pool changes	25	-	-
Change in effective tax rates	622	(66)	-

Income tax (expense) recovery	$ -	$ 143	$ -

The Company’s effective tax rate is different from the statutory tax rate due to non-tax deductible stock-based compensation expense, and non-taxable items such as income tax recovery and gain on dilution of affiliated company, and non-taxable portion of capital gains.

Canarc Resource Corp	Page 22

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.

Income Taxes     (continued)

The significant components of the Company’s future income tax assets as at December 31, 2006 and 2005 are as follows:

	2006	2005

Future income tax assets:
Resource properties	$ 2,156	$ 2,356
Equipment	347	368
Non-capital losses	1,009	936
Capital losses	34	27
Total future income tax assets	3,546	3,687
Valuation allowance	(3,546)	(3,687)
Future income tax assets, net	$ -	$ -

At December 31, 2006, the Company has non-capital losses for Canadian tax purposes of approximately $2,969,000 which expire on various dates to 2013, and Canadian capital losses of approximately $169,000 which are without expiry.

11.

Supplemental Disclosure with respect to Cash Flows

	2006	2005	2004

Non-cash financing and investing activities:

Fair value of stock options allocated to shares issued on exercise of:
Share appreciation rights	$ -	$ 3	$ -
Stock options	101	18	75

Canarc Resource Corp	Page 23

CORPORATE  INFORMATION

HEAD OFFICE

#800 – 850 West Hastings Street

Vancouver, BC, Canada, V6C 1E1

Telephone:

(604) 685-9700

Facsimile:

(604) 685-9744

Website:

www.canarc.net

DIRECTORS

Bradford Cooke

Chris Theodoropoulos

Derek Bullock

Leonard Harris

William Price

OFFICERS

Bradford Cooke ~ Chairman and Chief Executive Officer

Bruce Bried ~ President and Chief Operating Officer

Garry Biles ~ Vice-President, Mining

James Moors ~ Vice-President, Exploration

Philip Yee ~ Chief Financial Officer

Stewart Lockwood ~ Secretary

REGISTRAR AND

Computershare Investor Services Inc.

TRANSFER AGENT

3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS

KPMG LLP

777 Dunsmuir Street

Vancouver, BC, Canada, V7Y 1K3

SOLICITORS

Vector Corporate Finance Lawyers

#1040 – 999 West Hastings Street

Vancouver, BC, Canada, V6C 2W2

SHARES LISTED

Trading Symbols

TSX:

CCM

OTC-BB:

CRCUF

DBFrankfurt:

CAN

Canarc Resource Corp	Page 24